

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 18, 2018

Via E-mail
Joseph P. Dwyer
Chief Financial Officer
Misonix, Inc.
1938 New Highway
Farmingdale, NY 11735

     Re: **Misonix, Inc.**
           Form 10-K for the Fiscal Year Ended June 30, 2017
           Filed August 24, 2017
           File No. 001-10986

Dear Mr. Dwyer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery